    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 17, 1997

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT

                      (Pursuant to Section 13(e)(1) of the
                        Securities Exchange Act of 1934)

                               (Amendment No. 1)

                            Sierra Prime Income Fund
                                (Name of Issuer)

                            Sierra Prime Income Fund
                      (Name of Person(s) Filing Statement)

         Class A Common Shares of Beneficial Interest with no par value
                         (Title of Class of Securities)

                                   826461-105
                     (CUSIP Number of Class of Securities)

                                 Keith B. Pipes
                     Executive Vice President and Treasurer
                            Sierra Prime Income Fund
                         9301 Corbin Avenue, Suite 333
                             Northridge, CA  91324
                                 (818) 725-0228

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                   Copies to:
                           Richard W. Grant, Esq.
                           Jeffrey P. Burns, Esq.
                           Morgan, Lewis & Bockius LLP
                           2000 One Logan Square
                           Philadelphia, PA 19103
                           215-963-5000

                                December 16, 1996
                           (Date Tender Offer First Published,
                           Sent or Given to Security
                           Holders)

         This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule 13E-4 of Sierra Prime Income Fund (the "Fund"), relating to an offer to purchase (the "Offer") 124,444 of the Fund's Class A Common Shares (the "Class A Shares") originally filed with the Securities and Exchange Commission ("Commission" or "SEC") on December 16, 1996, is made pursuant to Rule 13e-4(c)(2) under the Securities Exchange Act of 1934 for the purpose of extending the tender offer period ten (10) business days to January 31, 1997.

         As of January 16, 1997, there were 23,480 Class A Shares tendered to the Fund for repurchase at the Fund's net asset value per share.

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                          SIERRA PRIME INCOME FUND


January 17, 1997                          /s/ Keith B. Pipes
                                          -------------------------------------
                                          Keith B. Pipes
                                          Executive Vice President and Treasurer